August 14, 2008

Michelle Lacko
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:         Universal Holdings, Inc.
Form S-1
Filed July 28, 2008
File No. 333-152571

Dear Ms. Lacko:

We represent Universal Holdings, Inc. (the “Company”). We are in receipt of your letter dated August 6, 2008 regarding the above referenced filing and the following are our responses:

Prospectus

Outside Front Cover Page

1.
Please relocate the information disclosed on page 2 of your prospectus to the outside front cover page of your prospectus.  Also, please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.10 per share.  Your explanation should address the fact that the $0.10 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market.  These facts raise questions about whether the offering price is a bona fide price.  Alternately, increase the fixed price and pay the additional filing fee.

Answer:
As requested, the S-1 has been revised to relocate the information disclosed on page 2 of our prospectus to the outside front cover page.  Also, this amended S1 has been revised throughout to disclose that the basis for setting the share price at $0.10 per share was the original price paid by selling shares in a private placement, and it prohibits them from making any profit on sales unless and until there is an active trading market.

Description of Business, page 8

2.
We note your disclosure on page 9 that you contracted with Advanced Technical Components, incorporated for the production of its product.  Please revise your disclosure to provide the date of purchase of products manufactured for you.  Also, please file a copy of this contract as an exhibit to your Registration Statement or explain to us why you believe it is not required.

Answer:
The S-1 has been revised to disclosed that the Company acquired the patent and products from the Nash Group who had acquired same from Universal Product Marketing Co.  Universal Product Marketing Co. acquired both the Turn Key patent and the original inventory of product from Advanced Technical Components, Inc. pursuant to an agreement with Advanced Technical Components, Inc.  A copy of the agreement between Universal Products Marketing Co and Advanced Technical Components, Inc. and the subsequent agreements are included as an exhibit to the Form S-1.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN .
           GREGG E. JACLIN